Exhibit 99.1
GigaCloud Technology Inc Announces Third Quarter 2023 Financial Results

Another Consecutive Quarter of Record Profitability

Completion of Noble House and Wondersign Acquisitions Subsequent to Quarter End
EL MONTE, Calif., November 30, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced its unaudited financial results for the quarter ended September 30, 2023.
Third Quarter 2023 Financial Highlights
•Total revenues were $178.2 million in the third quarter of 2023, an increase of 39.2% from $128.0 million in the third quarter of 2022.
•Gross profit was $48.9 million in the third quarter of 2023, an increase of 117.3% from $22.5 million in the third quarter of 2022. Gross margin increased to 27.4% in the third quarter of 2023 from 17.6% in the third quarter of 2022.
•Net income was $24.2 million in the third quarter of 2023, an increase of 3,357.1% from $0.7 million in the third quarter of 2022. Net income margin increased to 13.6% in the third quarter of 2023 from 0.5% in the third quarter of 2022.
•Cash was $214.0 million and restricted cash was $0.9 million as of September 30, 2023, compared to $143.5 million and $1.5 million as of December 31, 2022, respectively.
•Adjusted EBITDA1 was $29.8 million in the third quarter of 2023, an increase of 150.4% from $11.9 million in the third quarter of 2022.
Operational Highlights
•GigaCloud Marketplace GMV2 was $684.8 million in the 12 months ended September 30, 2023, an increase of 40.8% from $486.3 million in the 12 months ended September 30, 2022.
•Active 3P sellers3 were 741 in the 12 months ended September 30, 2023, an increase of 43.3% from 517 in the 12 months ended September 30, 2022.
•Active buyers4 were 4,602 in the 12 months ended September 30, 2023, an increase of 9.6% from 4,198 in the 12 months ended September 30, 2022.
•Spend per active buyer5 was $148,793 in the 12 months ended September 30, 2023, an increase of 28.5% from $115,834 in the 12 months ended September 30, 2022.
1     Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.
2    GigaCloud Marketplace GMV means the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.
3    Active 3P sellers means sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
4    Active buyers means buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
5    Spend per active buyer is calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date.

•3P seller GigaCloud Marketplace GMV6 was $369.5 million in the 12 months ended September 30, 2023, an increase of 67.0% from $221.3 million in the 12 months ended September 30, 2022. 3P seller GigaCloud Marketplace GMV represented 54.0% of total GigaCloud Marketplace GMV in the 12 months ended September 30, 2023.

“Our third quarter results continue to impress, with a 39.2% year-over-year increase in revenue and our third consecutive quarter of record profitability. Our continued focus on execution and adaptability has allowed GigaCloud to capitalize on market opportunities when they present themselves,” said Larry Wu, Founder, Chairman, and Chief Executive Officer of GigaCloud. “Further, the closing of the Noble House and Wondersign acquisitions highlights not only our strong profitability and cash position, but affirm our dedication to GigaCloud's mission of delivering a seamless end-to-end shopping experience for our marketplace participants. The two acquisitions provide additional scale and momentum beyond our organic growth and present customers with a diverse, wider range of ways to connect and transact through cutting-edge technology solutions, aiming to elevate the reach and enhance customer stickiness within our marketplace ecosystem. Together, we will further solidify GigaCloud's position as a leader in the global B2B landscape.”

Third Quarter 2023 Financial Results
Revenues
Total revenues were $178.2 million in the third quarter of 2023, increased by 39.2% from $128.0 million in the third quarter of 2022. The increase was primarily due to an increase in market demand for large parcel merchandise, leading to increases in our GigaCloud Marketplace GMV, sales volume and number of sellers and buyers.
•Service revenue from GigaCloud 3P was $51.5 million in the third quarter of 2023, increased by 27.2% from $40.5 million in the third quarter of 2022. The increase was primarily due to an increase in revenue from last-mile delivery services by 63.5% from $17.0 million in the third quarter of 2022 to $27.8 million in the third quarter of 2023 and an increase in revenue from warehouse services by 23.4% from $4.7 million in the third quarter of 2022 to $5.8 million in the third quarter of 2023. These increases were partially offset by a decrease in revenue from ocean transportation services by 49.5% from $10.7 million in the third quarter of 2022 to $5.4 million in the third quarter of 2023, primarily due to the decrease in the pricing of ocean transportation services.
•Product revenue from GigaCloud 1P was $80.4 million in the third quarter of 2023, increased by 38.1% from $58.2 million in the third quarter of 2022. The increase was primarily due to increases in spend per active buyer.
•Product revenue from off-platform ecommerce was $46.3 million in the third quarter of 2023, increased by 58.0% from $29.3 million in the third quarter of 2022. The increase was primarily due to an increased sales in certain third-party off-platform ecommerce.
Cost of Revenues
Cost of revenues was $129.3 million in the third quarter of 2023, increased by 22.7% from $105.4 million in the third quarter of 2022.
•Cost of services increased by 23.9% from $32.6 million in the third quarter of 2022 to $40.4 million in the third quarter of 2023, primarily due to an increase in delivery cost by 11.7% from $26.5 million in the third quarter of 2022 to $29.6 million in the third quarter of 2023, an increase in staff cost by 80.0% from $1.5 million in the third quarter of 2022 to $2.7 million in the third quarter of 2023 as the Company is expanding and an increase in rental cost by 27.9% from $4.3 million in the third quarter of 2022 to $5.5 million in the third quarter of 2023.
•Cost of product sales increased by 22.1% from $72.8 million in the third quarter of 2022 to $88.9 million in the third quarter of 2023, primarily due to an increase in product cost by 20.6% from $56.3 million in the third quarter of 2022 to $67.9 million in the third quarter of 2023 and an increase in delivery costs by 50.0% from $7.6 million in the third quarter of 2022 to $11.4 million in the third quarter of 2023.
6    3P seller GigaCloud Marketplace GMV means the total gross merchandise value of transactions sold through our GigaCloud Marketplace by 3P sellers, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

Gross Profit and Gross Margin
Gross profit was $48.9 million in the third quarter of 2023, increased by 117.3% from $22.5 million in the third quarter of 2022. Gross margin increased to 27.4% in the third quarter of 2023 from 17.6% in the third quarter of 2022.
Operating Expenses
Total operating expenses were $17.2 million in the third quarter of 2023, decreased by 6.0% from $18.3 million in the third quarter of 2022.
•Selling and marketing expenses were $11.0 million in the third quarter of 2023, increased by 61.8% from $6.8 million in the third quarter of 2022. The increase was primarily due to an increase in staff cost related to selling and marketing personnel by 85.2% from $2.7 million in the third quarter of 2022 to $5.0 million in the third quarter of 2023, and an increase in platform service fee we incurred to certain third-party ecommerce websites by 84.6% from $2.6 million in the third quarter of 2022 to $4.8 million in the third quarter of 2023.
•General and administrative expenses were $5.8 million in the third quarter of 2023, decreased by 49.6% from $11.5 million in the third quarter of 2022. The decrease was primarily due to a decrease in share-based compensation expense by 96.1% from $7.7 million in the third quarter of 2022 to $0.3 million in the third quarter of 2023, as the Company recognized a significant amount of share-based compensation at its initial public offering in the third quarter of 2022.
•Research and development expenses were $0.4 million in the third quarter of 2023, whereas the Company did not have research and development expenses in the third quarter of 2022. The increase was primarily due to system wide technological upgrades on GigaCloud Marketplace to support the Company’s growth.
Operating Income
Operating income was $31.7 million in the third quarter of 2023, increased by 654.8% from $4.2 million in the third quarter of 2022.
Income Tax Expenses
Income tax expenses were $5.6 million in the third quarter of 2023, increased by 180.0% from $2.0 million in the third quarter of 2022.
Net Income
Net income was $24.2 million in the third quarter of 2023, an increase of 3,357.1% from $0.7 million in the third quarter of 2022. Net income margin increased to 13.6% in the third quarter of 2023 from 0.5% in the third quarter of 2022.
Basic and Diluted Earnings per Share
Basic and diluted earnings per share were $0.59 in the third quarter of 2023, compared to $0.01 in the third quarter of 2022.
Adjusted EBITDA
Adjusted EBITDA7 was $29.8 million in the third quarter of 2023, increased by 150.4% from $11.9 million in the third quarter of 2022.
Balance Sheet
As of September 30, 2023, the Company had cash of $214.0 million and restricted cash of $0.9 million, compared to $143.5 million and $1.5 million as of December 31, 2022, respectively.
7    Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Cash Flow
Net cash provided by operating activities was $82.7 million in the nine months ended September 30, 2023, compared to net cash provided by operating activities of $23.3 million in the nine months ended September 30, 2022, primarily attributable to net income of $58.5 million in the nine months ended September 30, 2023, adjusted primarily by prepayments and other current assets, accrued expenses and other current liabilities, inventories, and accounts receivable.
Net cash used in investing activities was $9.3 million in the nine months ended September 30, 2023 compared to $0.6 million in the nine months ended September 30, 2022, consisting primarily of advances paid for the acquisition of $8.5 million in the nine months ended September 30, 2023.
Net cash used in financing activities was $3.4 million in the nine months ended September 30, 2023, compared to net cash provided by financing activities of $33.8 million in the nine months ended September 30, 2022, consisting primarily of cash paid for finance lease obligations of $1.7 million in the nine months ended September 30, 2023 and payment of share repurchase of $1.6 million in the nine months ended September 30, 2023.

Share Repurchase Program
The Company established a share repurchase program in June 2023 under which the Company may purchase up to $25.0 million of its Class A ordinary shares, par value $0.05, over a 12-month period. From the launch of the share repurchase program on June 14, 2023 to September 30, 2023, the Company in aggregate purchased approximately 215,000 Class A ordinary shares in the open market at a total consideration of approximately $1.6 million pursuant to the share repurchase program.

Events Subsequent to September 30, 2023
Noble House Acquisition
As previously disclosed, on September 11, 2023, the Company entered into an asset purchase agreement as the stalking horse bidder to acquire substantially all of the assets of Noble House Home Furnishings, LLC and certain of its affiliates (“Noble House”) in connection with Noble House’s Chapter 11 bankruptcy proceedings in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On October 27, 2023, the Bankruptcy Court entered the order approving the sale of Noble House’s assets to the Company. On October 31, 2023, the Company completed the purchase for $85 million in cash, subject to customary purchase price adjustments.

Wondersign Acquisition
As previously disclosed, on November 15, 2023, the Company completed the acquisition of all of the outstanding stock of Apexis, Inc., a Florida corporation dba Wondersign (“Wondersign”), for a total cash consideration of $10.0 million, subject to customary purchase price adjustments.

The Company is determining the accounting treatment of the two acquisitions according to the U.S. Generally Accepted Accounting Principles. The two acquisitions will be reflected in the Company's financial results and financial guidance in the fourth quarter of 2023.

Business Outlook
Subsequent to the completion of the acquisitions of Noble House and Wondersign, the Company expects its total revenues to be between $217 million and $223 million in the fourth quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.
Conference Call
The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (9:30 pm Beijing/Hong Kong Time) on December 5, 2023.
For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://register.vevent.com/register/BI45b3b1992e314127b39c7f94d36ef936

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.
A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://investors.gigacloudtech.com/.
About GigaCloud Technology Inc
GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.
Non-GAAP Financial Measures
The Company uses Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expense, a non-GAAP financial measure, to understand and evaluate its core operating performance. Non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.
For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.
Forward-Looking Statements
This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.
For investor and media inquiries, please contact:
GigaCloud Technology Inc
Investor Relations
Email: greta.tang@gigacloudtech.com
ICR Inc.
Ryan Gardella
Email: GigacloudIR@icrinc.com

GigaCloud Technology Inc
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	September 30,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash	143,531	213,986
Restricted cash	1,545	906
Accounts receivable, net	27,142	31,433
Inventories	78,338	82,374
Prepayments and other current assets	7,566	12,785
Total current assets	258,122	341,484
Non-current assets
Operating lease right-of-use assets	144,168	163,008
Property and equipment, net	13,053	12,706
Deferred tax assets	75	71
Other non-current assets	3,182	12,507
Total non-current assets	160,478	188,292
Total assets	418,600	529,776

GigaCloud Technology Inc
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands)

	December 31,	September 30,
	2022	2023
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings	207	7
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$4,185 and US$5,089 as of December 31, 2022 and September 30, 2023, respectively)	31,573	40,203
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$385 and US$529 as of December 31, 2022 and September 30, 2023, respectively)	2,001	3,735
Current operating lease liabilities (including current operating lease liabilities of VIEs without recourse to the Company of US$1,864 and US$1,248 as of December 31, 2022 and September 30, 2023, respectively)	27,653	32,893
Income tax payable (including income tax payable of VIEs without recourse to the Company of US$280 and US$1,990 as of December 31, 2022 and September 30, 2023, respectively)	4,142	9,737
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$442 and US$1,531 as of December 31, 2022 and September 30, 2023, respectively)	37,062	53,868
Total current liabilities	102,638	140,443
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIEs without recourse to the Company of US$3,322 and US$844 as of December 31, 2022 and September 30, 2023, respectively)	116,564	131,496
Deferred tax liabilities	472	327
Finance lease obligations, non-current	867	83
Non-current income tax payable	2,894	3,229
Total non-current liabilities	120,797	135,135
Total liabilities	223,435	275,578
Commitments and contingencies	—	—
Shareholders’ equity
Treasury shares, at cost (4,624,039 and 227,819 shares held as of December 31, 2022 and September 30, 2023, respectively)	(231)	(1,595)
Subscription receivable from ordinary shares	(81)	—
Class A ordinary shares (US$0.05 par value, 50,673,268 shares authorized, 31,357,814 and 31,642,218 shares issued as of December 31, 2022 and September 30, 2023, respectively, 31,357,814 and 31,427,017 shares outstanding as of December 31, 2022 and September 30, 2023, respectively)	1,568	1,582
Class B ordinary shares (US$0.05 par value, 9,326,732 shares authorized, issued and outstanding as of both December 31, 2022 and September 30, 2023)	466	466
Additional paid-in capital	109,049	111,328
Accumulated other comprehensive income	804	294
Retained earnings	83,590	142,123
Total shareholders’ equity	195,165	254,198
Total liabilities and shareholders’ equity	418,600	529,776

GigaCloud Technology Inc
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands except for share data and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
	US$	US$	US$	US$
Revenues
Service revenues	40,518	51,474	104,559	129,848
Product revenues	87,480	126,693	259,908	329,246
Total revenues	127,998	178,167	364,467	459,094
Cost of revenues
Services	(32,630)	(40,375)	(90,175)	(103,924)
Product sales	(72,819)	(88,934)	(217,852)	(236,374)
Total cost of revenues	(105,449)	(129,309)	(308,027)	(340,298)
Gross profit	22,549	48,858	56,440	118,796
Operating expenses
Selling and marketing expenses	(6,768)	(10,951)	(17,782)	(27,382)
General and administrative expenses	(11,533)	(5,831)	(18,696)	(16,878)
Research and development expenses	—	(377)	—	(1,581)
Total operating expenses	(18,301)	(17,159)	(36,478)	(45,841)
Operating income	4,248	31,699	19,962	72,955
Interest expense	(139)	(215)	(439)	(1,132)
Interest income	94	937	218	2,011
Foreign currency exchange losses, net	(1,538)	(2,723)	(3,830)	(2,153)
Government grants	—	78	—	473
Others, net	(34)	15	402	(7)
Income before income taxes	2,631	29,791	16,313	72,147
Income tax expense	(1,974)	(5,589)	(4,817)	(13,614)
Net income	657	24,202	11,496	58,533
Accretion of Redeemable Convertible Preferred Shares	(197)	—	(941)	—
Net income attributable to ordinary shareholders	460	24,202	10,555	58,533
Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(685)	(9)	(2,471)	(510)
Total other comprehensive loss	(685)	(9)	(2,471)	(510)
Comprehensive Income	(28)	24,193	9,025	58,023
Net income per ordinary share
—Basic	0.01	0.59	0.29	1.43
—Diluted	0.01	0.59	0.29	1.43
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic	27,740,733	40,769,219	18,926,092	40,794,241
—Diluted	27,740,733	40,878,759	18,926,092	40,881,065

GigaCloud Technology Inc
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended September 30,
	2022	2023
	US$	US$
Operating activities:
Net Income	11,496	58,533
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	5	229
Inventory write-down	556	888
Deferred tax	(541)	(141)
Share-based compensation	9,086	2,074
Depreciation and amortization	1,037	1,150
Lease expense to reduce right-of-use assets	25,624	23,304
Gain from disposal of property and equipment	—	(2)
Unrealized foreign currency exchange gains	—	248
Changes in operating assets and liabilities:
Accounts receivable	(4,131)	(4,549)
Inventories	(2,530)	(4,924)
Prepayments and other current assets	(583)	(6,934)
Accounts payable	5,292	8,347
Contract liabilities	(1,611)	1,771
Income tax payable	(727)	5,651
Accrued expenses and other current liabilities	3,907	19,049
Operating lease liabilities	(23,545)	(21,972)
Net cash provided by operating activities	23,335	82,722
Investing activities:
Cash paid for purchase of property and equipment	(616)	(823)
Proceeds from disposal of property and equipment	—	2
Advances paid for the acquisition	—	(8,500)
Net cash used in investing activities	(616)	(9,321)
Financing activities:
Repayment of finance lease obligations	(2,805)	(1,650)
Repayment of bank loans	(240)	(190)
Payment of share repurchase	—	(1,594)
Proceeds from prepaid consideration of restricted shares	1,578	—
Proceeds from initial public offering, net of IPO costs	35,315	—
Net cash provided by (used in) financing activities	33,848	(3,434)
Effect of foreign currency exchange rate changes on cash and restricted cash	(2,702)	(151)
Net increase in cash and restricted cash	53,865	69,816
Cash and restricted cash at the beginning of the period	63,862	145,076
Cash and restricted cash at the end of the period	117,727	214,892
Supplemental information
Interest expense paid	439	1,132
Income taxes paid	6,085	8,104
Non-cash investing and financing activities:
Purchase of property and equipment under finance leases	2,719	—
Settlement of subscription receivable from ordinary shares	—	312

GigaCloud Technology Inc
UNAUDITED RECONCILIATION OF ADJUSTED EBITDA
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
	US$	US$	US$	US$
Net Income	657	24,202	11,496	58,533
Add: Income tax expense	1,974	5,589	4,817	13,614
Add: Interest expense	139	215	439	1,132
Less: Interest income	(94)	(937)	(218)	(2,011)
Add: Depreciation and amortization	378	390	1,037	1,150
Add: Share-based compensation expenses	8,887	317	9,086	2,074
Adjusted EBITDA	11,941	29,776	26,657	74,492